Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
GraniteShares ETF Trust:

We consent to the use of our report dated August 26, 2019, with respect to the consolidated statement of assets and liabilities of GraniteShares Bloomberg Commodity Broad Strategy No K-1 ETF, a series of GraniteShares ETF Trust, including the consolidated schedule of investments as of June 30, 2019 and the related consolidated statement of operations for the year then ended, and the consolidated statements of changes in net assets for each of the years in the two-year period then ended and the consolidated financial highlights for each of the years in the two-year period ended June 30, 2019 and for the period from May 19, 2017 to June 30, 2017, incorporated herein by reference and to the reference to our firm under the heading “Financial Highlights” in the prospectus.

/s/ KPMG LLP

New York, New York
April 26, 2021